The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED NOVEMBER 11, 2009.

PRELIMINARY PRICING SUPPLEMENT NO. 462 dated , 2009 to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

Eksportfinans ASA
Buffered Equity Index-Linked Notes Due
(Linked to the Dow Jones STOXX® Mid 200 Index and the USD/EUR Foreign Exchange Rate)

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     The notes will not pay interest. The amount that you will be paid on your notes on the stated maturity date (which will be set on the trade date and is expected to be between 20 and 24 months after the original issue date) is based on the performance of the Dow Jones STOXX® Mid 200 Index (the index) and changes in the USD/EUR foreign exchange rate (the FX rate), as measured from the trade date to and including the determination date (which will be set on the trade date, and is expected to be the eighth scheduled trading day prior to the stated maturity date). The notes will be denominated in U.S. dollars (USD), however, the index is denominated and quoted in Euros (EUR). As a result, the return on the notes will reflect both the change in the quoted level of the index (reflecting the value of the underlying stocks) over the life of the notes and the change in the FX rate (reflecting changes in the foreign currency market) over the life of the notes. We refer to this U.S. dollar equivalent of the index as the converted index. As more fully described below, because the return on your notes is linked to the performance of both the index and the FX rate, if the value of the U.S. dollar appreciates against the Euro, you may lose all or a substantial portion of your investment in your note, even if there has been an increase in the absolute level of the index.

To determine your payment at maturity, we will first calculate, on a U.S. dollar equivalent basis, the percentage increase or decrease in the final converted index level (which will be determined on the determination date) from the initial converted index level (which will be determined on the trade date), which we refer to as the converted index return. The converted index return may reflect a positive (based on any increase in the U.S. dollar equivalent value of the index over the life of the notes) or a negative (based on any decrease in the U.S. dollar equivalent value of the index over the life of the notes) return. On the stated maturity date, for each $1,000.00 face amount of your notes:

  if the converted index return is positive (the final converted index level is greater than the initial converted index level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of the converted index return multiplied by $1,000.00;

  if the converted index return is zero or negative, but not below -15.00% (the final converted index level is greater than or equal to 85.00% of the initial converted index level but is less than or equal to 100.00% of the initial converted index level), you will receive $1,000.00; or

  if the converted index return is negative and is below -15.00% (the final converted index level is less than 85.00% of the initial converted index level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of approximately 1.1765 multiplied by the sum of the converted index return and the buffer amount (15.00%), multiplied by $1,000.00.

     You could lose all or a substantial portion of your investment in the notes if the converted index level declines. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through February       , 2010. You should read the explanation of risks in "Risk Factors" in this pricing supplement and the discussion of risks in "Risk Factors – Risks relating to index linked notes or notes linked to certain assets" on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

     Investors can lose their entire investment in the notes.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 5, 2007.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on          , 2009.

     The Dow Jones STOXX® 200 Index is the intellectual property of (including registered trademarks) STOXX Limited, Zurich, Switzerland and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA, (together, the Index Sponsors, and each an Index Sponsor), which is used under license. The notes based on the index are in no way sponsored, endorsed, sold or promoted by the Index Sponsors and neither of the Index Sponsors shall have any liability with respect thereto.

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated November 11, 2009

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$

Face Amount of each note:	$1,000.00

Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:

Original Issue Date:	A specified date that is expected to be the eighth business day after the Trade Date, to be determined on the Trade Date, unless postponed due to a Market Disruption Event.

Maturity Date:

A specified date that is expected to be between 20 and 24 months after the Original Issue Date, to be determined on the Trade Date, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day.

Indexed note:

Yes. The Dow Jones STOXX® Mid 200 Index (the Index). The Index is published by STOXX Limited (STOXX) and is a fixed component number index intended to provide a representation of mid capitalization companies in Europe. The index is derived from the Dow Jones STOXX® 600 Index and covers Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. See "The Index" below for further information on the Index. Additional information is available on the following website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Redemption Amount:

As of the Determination Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

  If the Final Converted Index Level is greater than the Initial Converted Index Level, the amount payable will equal the sum of (a) $1,000.00, and (b) ($1,000.00 x the Converted Index Return).

  If the Final Converted Index Level is equal to or less than the Initial Converted Index Level but greater than or equal to the Buffer Level, the amount payable will equal $1,000.00.

  If the Final Converted Index Level is less than the Buffer Level, the amount payable will equal the sum of (a) $1,000.00, and (b) ($1,000.00 x the Buffer Rate x (the Converted Index Return + the Buffer Amount)). In this case, the Redemption Amount you will receive at maturity will be less than the Face Amount of your notes, and you may lose a significant portion or even all of your investment in the notes.

Initial Index Level:	To be determined on the Trade Date.

Final Index Level:	The Closing Level on the Determination Date subject to adjustment due to a discontinuance or modification of the Index.

Closing Level:

The level of the Index on each Trading Day, as published by the Index Sponsors or, if the Index Sponsors do not publish such a level, as quoted by another publicly available source selected by the calculation agent in its sole discretion or, if no such other source is available, as calculated by the calculation agent in good faith, subject, in each case, to the effect of any Market Disruption Event or the discontinuance or modification of the Index.

FX Rate (USD/EUR):

On any given date, the U.S. Dollar/Euro currency exchange rate as reported on the London mid-market rate published by WM Company as displayed on the Reuters “WMRSPOT05” page at 4:00 pm London time, as determined by the Calculation Agent.

Initial FX Rate (USD/EUR):	To be determined on the Trade Date.

Final FX Rate (USD/EUR):	The FX Rate (USD/EUR) on the Determination Date, subject to adjustment as described below.

Initial Converted Index Level:	The product of the Initial Index Level multiplied by the Initial FX Rate

Final Converted Index Level:	The product of the Final Index Level multiplied by the Final FX Rate

Converted Index Return:	(The Final Converted Index Level – the Initial Converted Index Level) / the Initial Converted Index Level, expressed as a positive or negative percentage.

Buffer Level:	85.00% of the Initial Converted Index Level.

Buffer Rate:	The Initial Converted Index Level / the Buffer Level, which equals approximately 117.65%.

Buffer Amount:	15.00%

Determination Date:

A specified date that is expected to be the date that is the eighth Trading Day prior to the Maturity Date, to be determined on the Trade Date. However, if a Market Disruption Event occurs or is continuing on the scheduled Determination Date, then the Determination Date will be postponed as described below.

Market Disruption Event:

Any of the following will be a Market Disruption Event:

  a suspension, absence or material limitation of trading in Index stocks constituting 20% or more, by weight, of the Index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

  Index stocks constituting 20% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, do not trade on what were the respective primary markets for those Index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index stock.

For this purpose, a "suspension, absence or material limitation of trading" in the primary securities market on which an Index stock, or on which option or futures contracts relating to the Index or an Index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Index stock or in option or futures contracts relating to the Index or an Index stock, if available, in the primary market for that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to that stock or those contracts, or a disparity in bid and asked quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

Currency Market Disruption Event

A Currency Market Disruption Event will occur if it becomes impossible to obtain the Final FX Rate (USD/EUR) from the Reuters “WMRSPOT05” page at 4:00 p.m. London time on the Determination Date (or any successor or replacement or similar service or page thereto, as determined by the calculation agent in its sole discretion) or if the calculation agent determines in a commercially reasonable manner that it is not possible to effect a market transaction at the published rate.

Postponement of Determination Date

If the calculation agent determines that a Market Disruption Event (as defined above) has occurred or is continuing on the Determination Date, the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect. In no event, however, will the Determination Date be postponed by more than five Business Days. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the Closing Level of the Index is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Converted Index Level, and thus the Redemption Amount, for the notes based on its assessment, made in its sole discretion, of the Closing Level on the Determination Date, as so postponed.

If the calculation agent determines that a Currency Market Disruption Event (as defined above) has occurred or is continuing on the Determination Date (including any adjusted Determination Date as provided by the preceding paragraph), the Determination Date for purposes of determining the Final Index Level will not be postponed and the Final FX Rate (USD/EUR) will be determined on the first following Fixing Day on which the calculation agent determines that no Currency Market Disruption Event has occurred or is continuing. In no event, however, will the Final FX Rate (USD/EUR) be determined following the fifth Business Day after the scheduled Determination Date. If on the fifth Business Day after the schedule Determination Date a Currency Market Disruption Event occurs or is continuing, the Final FX Rate (USD/EUR) will nevertheless be determined on that day. If the calculation agent determines that the Final FX Rate (USD/EUR) is not available on that day, either because of a Currency Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final FX Rate USD/EUR), and thus the Redemption Amount, for the notes based on its assessment, made in its sole discretion, in a manner that it deems to be commercially reasonable.

For the avoidance of doubt, if on the scheduled Determination Date, a Currency Market Disruption Event occurs and the determination of the Final FX Rate needs to be postponed, such postponement will not affect the determination of the Final Index Level, unless a Market Disruption Event also occurs. In the event of a Market Disruption Event (without a corresponding Currency Market Disruption Event) on the scheduled Determination Date, the determination of the Final FX Rate will be postponed, at the minimum, until the day that the Final Index Level is determined as described above.

Discontinuance or Modification of the Index:

If the Index Sponsors discontinue publication of the Index and the Index Sponsors or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Redemption Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the Closing Level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Index Level, and thus the Redemption Amount, by a computation methodology that the calculation agent determines will as closely as possible replicate the Index.

If the calculation agent determines that the Index, the stocks composing the Index or the method of calculating the Index is changed at any time in any respect – including any split or reverse-split of the Index and any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Final Index Level used to determine the amount payable on the stated Maturity Date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Discontinuance of an Exchange Rate

If trading of the Euro is discontinued, the Final FX Rate (USD/EUR) will nonetheless be determined on the Determination Date by the calculation agent in its sole discretion, in a manner that it deems to be commercially reasonable.

Calculation agent:	Goldman, Sachs & Co.

Trustee:	The Bank of New York Mellon (formerly known as The Bank of New York).

Fixed rate note:	The notes will not pay interest. There will be no payments prior to maturity.

Business Day:

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:	Any day on which the Index is calculated and published by the Index Sponsors.

Fixing Day:

A day on which the U.S. dollar/Euro exchange rate is displayed on the Reuters page “WMRSPOT05”at 4:00 p.m. London time (or any successor or replacement or similar service or page thereto, as determined by the Calculation Agent in its sole discretion).

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

Listing:	None

Issuer credit ratings for long-term debt:	Aa1 (negative outlook) (Moody's)/AA (outlook stable) (Standard & Poor's)/AA (F.IBCA)†

Failure to pay Redemption Amount when due:

In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11.00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

     Capitalized terms used in this preliminary pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in values of an index of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not pay interest. Also, your notes are not equivalent to investing directly in the stocks composing the Index or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through February   , 2010. After February   , 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.'s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Secondary trading in the notes may be limited" below.

The Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Converted Index Level is not equal to or greater than the Buffer Level.

     The Redemption Amount will depend on the Converted Index Return. Because the value of the Index and the FX Rate are subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Converted Index Level is not equal to or greater than the Buffer Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

The notes are subject to foreign currency exchange rate risk.

     Because the Initial Converted Index Level is set in U.S. dollars, whereas the Final Converted Index Level will be based on the Final Index Level, as stated in Euros, and then converted into U.S. dollars at the Final FX Rate (USD/EUR), the relative value of the USD/EUR exchange rate will affect the market value of your notes. In general, if the U.S. dollar appreciates against the Euro, the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates against the Euro, the market value of your notes will increase. Therefore, if the value of the U.S. dollar appreciates against the Euro, you may lose a substantial portion of your investment in your notes, even if there has otherwise been an increase in the absolute level of the Index.

Suspensions or disruptions of market trading in may adversely affect the value of your notes.

     The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculations. These circumstances could adversely affect the foreign currency exchange rates and, therefore, the value of your notes.

Even though currencies trade around the clock, your notes will not.

     The inter-bank market in foreign currencies is a global, around-the-clock market, while the notes will generally trade only during business hours in the United States, if at all. Therefore, the hours of trading for the notes will not conform to the hours during which the Euro is traded. Significant price and rate movements may take place in foreign exchange markets that will not be reflected immediately in the trading value of the notes. The possibility of these movements should be taken into account in relating the value of the notes to the value of the Euro.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Final FX Rate (USD/EUR) used to calculate the Final Converted Index Level. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely and accurate data about the U.S. dollar/Euro exchange rate.

If the U.S. Dollar/Euro exchange rate changes, the market value of your notes may not change in the same manner.

     The notes will trade quite differently from the U.S. dollar/Euro exchange rate. Changes in the U.S. dollar/Euro exchange rate may not result in a comparable change in the market value of your notes, particularly because the payments on the notes will also depend upon the performance of the Index.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the Final Converted Index Level from the Initial Converted Index Level. You may lose all or a significant amount of your entire investment in the notes if the Final Converted Index Level drops precipitously relative to the Initial Converted Index Level.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Past Index performance and past U.S. dollar/Euro exchange rates are no guide to future performance.

     The actual performance of the Index and the U.S. dollar/Euro exchange rate over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Index or the U.S. dollar/Euro exchange rate or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index or what the Final FX Rate (USD/EUR) will be.

The calculation of the Redemption Amount does not take into account all developments in the Index.

     Changes in the Closing Levels during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount payable at maturity. The calculation agent will calculate the Redemption Amount by comparing only the Initial Index Level and the Final Index Level. No other Closing Levels will be taken into account. As a result, you may lose a significant part of your investment even if the Closing Level has increased at certain times during the term of the notes.

If the level of the Index changes, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Index. Changes in the level of the Index may not result in a comparable change in the market value of your notes. Even if the level of the Index increases above the Initial Index Level during the term of the notes, the market value of your notes prior to the Maturity Date may not increase by the same amount.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

An investment in the notes is subject to risks associated with foreign securities markets.

     The Index tracks the value of 200 of mid-sized companies in Europe. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     Because the stock exchanges where the stocks comprising the Index are listed may be open on days when the Notes are not traded, the value of the Index Components may change on days when you will not be able to sell your Notes.

The return on your notes will not reflect any dividends paid on the Index stocks.

     The Index Sponsors calculate the level of the Index by reference to the prices of the common stocks included in the Index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the Index stocks by the Index stock issuers. See "You have no shareholder rights or rights to receive any stock" below for additional information. Changes in the volatility of the Index are likely to affect the market value of your notes.

     The volatility of the Index refers to the magnitude and frequency of the changes in the Closing Level. In most scenarios, if the volatility of the Index increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the Index decreases, the market value of your notes may increase.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the Final Index Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under "There may be conflicts of interest between you and Goldman, Sachs & Co."

You have no shareholder rights or rights to receive any stock.

     Investing in your notes will not make you a holder of any of the Index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Any payments on your notes will be paid in cash, and you will have no rights to receive delivery of any Index stocks or dividends.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

  the Closing Level at any time,

  the actual dividends distributed on the Index stocks,

  economic, financial, regulatory, political, military and other events that affect stock markets generally,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index based on its historical performance.

The Redemption Amount is not linked to the Final Index Level or the U.S. Dollar/Euro Exchange Rate at any time other than the Determination Date.

     The Redemption Amount will be based on the Final Converted Index Level on the Determination Date (subject to adjustments as described herein). Therefore, for example, if the closing levels of the Index dropped precipitously on the Determination Date, the redemption amount for the notes may be significantly less than it would otherwise have been had the Redemption Amount been linked to the Closing Levels of the Index prior to such drop. Although the actual Closing Level of the Index on the Maturity Date or at other times during the term of the notes may be higher than the Final Index Level on the Determination Date, you will not benefit from the Closing Levels of the Index at any time other than the Determination Date. Similarly, any changes in the exchange rate between the U.S. dollar and the Euro prior to the Determination Date will not affect the Final FX Rate (USD/EUR).

Changes in the U.S. dollar/Euro exchange rate are likely to affect the market value of your notes as are changes in the volatility of U.S. dollar/Euro exchange rate, and the correlation between that rate and the levels of the Index is likely to affect the market value of your notes.

     The U.S. dollar/Euro exchange rate refers to a foreign exchange spot rate that measures the relative values of two currencies, the U.S. dollar and the Euro. This rate reflects the amount of U.S. dollars that can be purchased with one Euro. This rate increases when the U.S. dollar depreciates relative to the Euro. The volatility of the U.S. dollar/Euro exchange rate refers to the size and frequency of changes in that rate. Because your note is payable in U.S. dollars, the value and volatility of the U.S. dollar/Euro exchange rate will affect the market value of your notes. In general, if the U.S. dollar appreciates, we expect that the market value of the notes will decrease, and conversely, if the U.S. dollar depreciates, we expect that the market value of the notes will increase. In addition, in most scenarios, if the volatility of the exchange rate increases, we expect that the market value of the notes will decrease and, conversely, if the volatility of that foreign exchange rate decreases, we expect that the market value of the notes will increase. The correlation between the U.S. dollar/Euro exchange rate and the Index reflects the extent to which a percentage change in the U.S. dollar/Euro exchange rate corresponds to a percentage change in the level of the Index. Changes in this correlation may have a negative impact on the value of the notes.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Index stocks may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the Index stocks, options or futures on the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same Index. Any of these hedging activities may adversely affect the Final Index Level – directly or indirectly by affecting the price of the Index stocks – and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Final Index Level – directly or indirectly by affecting the price of the Index stocks – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Index, the Index stocks and the U.S. dollar/Euro exchange rate. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index or the U.S. dollar/Euro exchange rate, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.'s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments linked to the Index or to the U.S. dollar/Euro exchange rate, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

The policies of the Index Sponsors and changes that affect the Index or the Index stocks could affect the amount payable on your notes and their market value.

     The policies of the Index Sponsors concerning the calculation of the Closing Level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Closing Level could affect the Closing Level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and their market value could also be affected if the Index Sponsors change these policies, for example by changing the manner in which it calculates the Closing Level, or if the Index Sponsors discontinues or suspends calculation or publication of the Closing Level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Closing Level is not available because of a Market Disruption Event or for any other reason, Goldman, Sachs & Co., as calculation agent for your notes, may determine the Closing Level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.

     We are not affiliated with the issuers of the Index stocks or the Index Sponsors. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See "The Index" below for certain information about the Index.

     Neither the Index Sponsors nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index Sponsors nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

We can postpone the Determination Date if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. Moreover, if the Closing Level is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level based on its assessment, made in its sole discretion, of the Closing Level at that time. The maturity of your notes may be postponed, although not by more than one Business Day, in the event that the Maturity Date is not a Business Day. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until one Business Day after the originally scheduled Maturity Date. The Calculation Agent may also postpone the determination of the Final FX Rate (USD/EUR) by up to five Business Days from the scheduled Determination Date if a Currency Market Disruption Event occurs.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in "Taxation in the United States" in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. As discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under "Taxation in the United States – Alternative Treatments" in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Level and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     We have assumed for the following hypothetical return examples that the Converted Index Level as determined on the Determination Date will be the same as it is on the stated Maturity Date. We have further assumed that the notes are purchased on the Original Issue Date and held until the stated Maturity Date. If you sell your notes before the stated Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below.

     The following table is based on Converted Index Returns that are entirely hypothetical and do not take into account any taxes you may owe as a result of owning your Notes; no one can predict what the Final Index Level, Final FX Rate (USD/EUR) or Final Converted Index Level will be on the Determination Date.

     For these reasons, the actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical Index and U.S. dollar/Euro foreign exchange levels.

     The table below assumes that there is no change in or affecting the composition of the Index or the method by which the Index Sponsors calculate the Index Level, that no Market Disruption Event occurs with respect to the Index and that no Currency Market Disruption Event occurs with respect to the Euro or U.S. dollar on the Determination Date. The hypothetical return examples in the table below assume a Buffer Level of 85% of the Initial Converted Index Level.

Hypothetical Final Converted Index Level (as % of Initial Converted Level)	Redemption Amount (as % of Face Amount)
175.00%	175.00%
150.00%	150.00%
125.00%	125.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	100.00%
75.00%	88.24%
50.00%	58.82%
25.00%	29.41%
0.00%	0.00%

The following graph shows a graphical illustration of the hypothetical Redemption Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Converted Index Level (expressed as a percentage of the Initial Converted Index Level) were any of the hypothetical levels shown on the horizontal axis and based on an assumed a Buffer Level of 85.000% of the Initial Converted Index Level. The graph shows that any hypothetical Final Converted Index Level of less than 85.000% of the Initial Converted Index Level (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical Redemption Amount of less than 100.00% of the Face Amount for each of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, you would lose some or all of the Face Amount of your notes.

Effect of the U.S. Dollar/EUR Exchange Rate on the Redemption Amount at Maturity

     The calculation agent will multiply the Final Index Level by the Final FX Rate in order to determine the Final Converted Index Level. Accordingly, changes in the U.S. dollar/EUR exchange rate may impact the amount payable on the Maturity Date, and the market value of your notes.

     In the following examples:

  we assume an Initial Index Level of 229.77 and an Initial FX Rate of 1.4993 U.S. dollar per Euro (that is, one Euro may purchase 1.4993 U.S. dollar);

  we assume that the Final Index Level is 229.77, such that the level of the Index did not change between the Trade Date and the Determination Date;

  in the first example, we assume that the value of the U.S. dollar has appreciated against the Euro, such that the Final FX Rate (USD/EUR) is 1.3500 U.S. dollar per Euro (one Euro may purchase 1.3500 U.S. dollar); and

  in the second example, we assume that the value of the U.S. dollar has depreciated against the Euro, such that the Final FX Rate (USD/EUR) is 1.6500 U.S. dollar per Euro (that is, one Euro may purchase 1.6500 U.S. dollar).

     These examples demonstrate that, all other factors being equal, the appreciation of the value of the U.S. dollar against the Euro will reduce the Final Converted Index Level; in contrast, the depreciation of the value of the U.S. dollar against the Euro will increase the Final Converted Index Level. Please note however, that changes in the value of the U.S. dollar and/or the Euro may increase or decrease the level of the Index. Such changes in that level may offset, on the one hand, or increase, on the other hand, the impact of changes in the U.S. dollar/Euro exchange rate on the amounts payable on the notes. All calculations are rounded to five decimal places, except where otherwise stated.

     Example 1: Appreciation of the U.S. Dollar from the Trade Date to the Determination Date

     Initial Converted Index Level:

          Initial Index Level x Initial FX Rate (USD/EUR) = Initial Converted Index Level

          229.77 x 1.4993 = 344.4942

     Final Converted Index Level:

          Final Index Level x Final FX Rate (USD/EUR) = Final Converted Index Level

          229.77 x 1.3500 = 310.1895

     Converted Index Return:

(Final Converted Index Level - Initial Converted Index Level) / Initial Converted Index Level = Converted Index Return

(310.1895 – 344.4942) / 344.4942 = -9.96% Converted Index Return

     Redemption Amount at Maturity:

Since the Final Converted Index Level is less than the Initial Converted Index Level but is greater than the Buffer Level, the Redemption Amount is the $1,000 face amount.

     Example 2: Depreciation of the U.S. Dollar from the Trade Date to the Determination Date

     Initial Converted Index Level:

          Initial Index Level x Initial FX Rate (USD/EUR) = Initial Converted Index Level

          229.77 x 1.4993 = 344.4942

     Final Converted Index Level:

          Final Index Level x Final FX Rate (USD/EUR) = Final Converted Index Level

          229.77 x 1.6500 = 379.1205

     Converted Index Return:

(Final Converted Index Level - Initial Converted Index Level) / Initial Converted Index Level = Converted Index Return

(379.1205 - 344.4942) / 344.4942 = 10.05% Converted Index Return

     Redemption Amount at Maturity:

Since the Final Converted Index Level is greater than the Initial Converted Index Level,

$1,000 + ($1,000 x the Converted Index Return)

Redemption Amount is $1,000.00 + $100.51 = $1,100.51 per $1,000.00 face amount (rounded to two decimal places)

     No one can predict what the Final Index Level, the Final FX Rate (USD/EUR) or the Final Converted Index Level will be on the Determination Date. The actual amount that a holder of the notes will receive on the Stated Maturity Date and the actual return on your investment in the notes, if any, will depend on the actual Final Converted Index Level determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical table, graph and examples are based may turn out to be inaccurate. Consequently, the return on your investment in the notes, if any, and the final payment amount to be paid in respect of your notes on the Stated Maturity Date may be very different from the information reflected in the table, graph and examples above.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX

     All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by STOXX Limited. (STOXX). STOXX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of STOXX discontinuing publication of the Index are discussed in "Discontinuance or Modification of the Index" above. None of us, the calculation agent, or any of the selling agents accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

     The Index is proprietary and copyrighted material. The Index and the related trademarks have been licensed for certain purposes by us. Neither STOXX nor Dow Jones & Company, Inc. (Dow Jones) sponsors, endorses, or promotes the notes based on the Index.

     The Index is a fixed component number index designed to provide a representation of mid capitalisation companies in Europe. The Index is derived from the Dow Jones STOXX® 600 Index and covers Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The Index covers the next-largest 200 companies in the Dow Jones STOXX® 600 Index after the 200 largest (covered in the Dow Jones STOXX® Large 200). The components of the Index are taken by first indentifying the largest 350 stocks on the selection list, which consists of all components of the Dow Jones STOXX® Total Market Index. Of these 350 stocks, 200 stocks have already been selected for the Dow Jones STOXX® Large 200 Index; the other 150 are selected for the Index. An additional 50 stocks are selected from the largest remaining current components of the Dow Jones STOXX® Large 200 Index and the Index that are ranked between 351 and 450. If the number of stocks selected is still below 200, then the largest remaining stocks are selected until the component number reaches 200.

     The Index composition is reviewed quarterly in March, June, September and December and the Index is weighted by free float market capitalisation which are also reviewed quarterly.

Dow Jones STOXX® Mid 200 Index
Index Stock Weighting by Country as of November 11, 2009

Country	Percentage (%)

Austria	1.50%
Belgium	4.23%
Denmark	2.08%
Finland	2.79%
France	11.07%
Germany	7.58%
Greece	4.36%
Ireland	1.46%
Italy	6.26%
Netherlands	3.10%
Norway	3.13%
Portugal	1.89%
Spain	6.64%
Sweden	7.91%
Switzerland	9.43%
UK	26.58%
Total	100.00%

Dow Jones STOXX® Mid 200 Index
Index Stock Weighting by Sector as of November 11, 2009

Sector	Percentage (%)

Oil & Gas	5.84%
Basic Materials	9.34%
Industrials	21.82%
Consumer Goods	10.91%
Health Care	5.18%
Consumer Services	9.87%
Telecommunications	3.16%
Utilities	5.82%
Financials	22.98%
Technology	5.08%
Total	100.00%

Computation of the Index

     The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the 600 Index value can be expressed as follows:

Index =	free float market capitalization of the Index at the time divisor of the Index

     The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the Index currency for the component company as of the time that the Index is being calculated.

     The divisor of the Index is adjusted to maintain the continuity of the Index’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

     STOXX does not guarantee the accuracy or the completeness of the Index or any data included in the Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the notes at maturity.

     The Dow Jones STOXX® 600 Index

     The Dow Jones STOXX® 600 Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones, and SIX Swiss Exchange AG. Publication of the Dow Jones STOXX® 600 Index began in on June 15, 1998, based on an initial index level of 100 at December 31, 1991.

     Composition and Maintenance of the Dow Jones STOXX® 600 Index

     The Dow Jones STOXX® 600 Index is composed of 600 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Total Market Index, which includes stocks selected from the Eurozone. The component stocks represent large, mid, and small capitalization companies across 18 countries of the European region: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

     The Dow Jones STOXX® 600 Index is reviewed quarterly, based on the closing stock data on the last Thursday prior to the review. The component stocks are announced on the fourth Tuesday prior to the review implementation month. Changes to the component stocks are implemented on every third Friday of a quarter end month (i.e., March, June, September, and December). Changes in the composition of the Dow Jones STOXX® 600 Index are made to ensure that the Dow Jones STOXX® 600 Index includes the largest 600 companies from within the Dow Jones EURO STOXX® Total Market Index and that, for each company, only the more liquid stocks are included.

     The free float factors for each component stock used to calculate the Dow Jones STOXX® 600 Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

     The Dow Jones STOXX® 600 Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Dow Jones STOXX® 600 Index composition are immediately reviewed. Any changes are announced, implemented, and become effective in line with the type of corporate action, the indices affected, and the magnitude of the effect.

Historical High, Low and Closing Levels of the Index and the U.S. dollar/Euro exchange rate

     The Closing Level of the Index and the U.S. dollar/Euro exchange rate have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Level of the Index or the U.S. dollar/Euro exchange rate during any period shown below is not an indication that the Index or the U.S. dollar/Euro exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

     You should not take the historical performance of the Index or the U.S. dollar/Euro exchange rate as an indication of the future performance of the Index or the U.S. dollar/Euro exchange rate.

     We cannot give you any assurance that the future performance of the Index, the Index stocks or the U.S. dollar/Euro exchange rate will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Index or the U.S. dollar/Euro exchange rate. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index or the U.S. dollar/Euro exchange rate may be less likely to be indicative of the performance of the Index or the U.S. dollar/Euro exchange rate during the period from the Trade Date until the Determination Date than would otherwise have been the case. During the period from January 3, 2006 through November 10, 2009, there were 503 24-month periods, the first of which began on January 3, 2006 and the last of which ended on November 10, 2009. In 296 of such 503 24-month periods the Closing Level on the final date of such period has fallen below 85.00% of the Closing Level on the initial date of such period. Therefore, during approximately 58.85% of such 24-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (Goldman, Sachs & Co. calculated these figures using fixed 24-month periods and did not take into account holidays or non-business days.)

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the Index or the U.S. dollar/Euro exchange rate will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant Index Levels and the U.S. dollar/Euro exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Index or the U.S. dollar/Euro exchange rate over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the high, low and final Closing Levels of the Index and the U.S. dollar/Euro exchange rate for each of the four calendar quarters in 2006, 2007, 2008 and 2009 (through November 10, 2009). We obtained the Closing Levels listed in the table below from Bloomberg Financial Services, without independent verification.

Dow Jones STOXX® Mid 200 Index Historical Closing Levels

	High	Low	Close
2006:
Quarter ended March 31	302.59	270.10	301.18
Quarter ended June 30	313.24	267.90	287.39
Quarter ended September 30	311.85	275.92	311.78
Quarter ended December 31	343.85	310.96	343.67
2007:
Quarter ended March 31	361.70	334.23	357.56
Quarter ended June 30	378.24	359.77	367.30
Quarter ended September 30	374.49	323.82	338.44
Quarter ended December 31	354.77	305.62	319.04
2008:
Quarter ended March 31	315.79	260.47	275.01
Quarter ended June 30	304.04	263.41	263.41
Quarter ended September 30	263.63	218.84	223.82
Quarter ended December 31	223.03	155.07	167.56
2009:
Quarter ended March 31	182.14	141.51	155.61
Quarter ended June 30	197.80	158.48	189.65
Quarter ended September 30	232.82	181.21	228.71
Quarter ending December 31 (through November 10, 2009)	236.60	218.47	229.77

U.S. dollar/Euro Exchange Rate Historical Closing Levels
	High	Low	Close
2006:
Quarter ended March 31	1.2307	1.1820	1.2118
Quarter ended June 30	1.2928	1.2092	1.2791
Quarter ended September 30	1.2892	1.2505	1.2674
Quarter ended December 31	1.3343	1.2513	1.3197
2007:
Quarter ended March 31	1.3385	1.2893	1.3354
Quarter ended June 30	1.3652	1.3302	1.3541
Quarter ended September 30	1.4267	1.3426	1.4267
Quarter ended December 31	1.4872	1.4048	1.4589
2008:
Quarter ended March 31	1.5845	1.4454	1.5788
Quarter ended June 30	1.5991	1.5380	1.5755
Quarter ended September 30	1.5938	1.3998	1.4092
Quarter ended December 31	1.4419	1.2453	1.3971
2009:
Quarter ended March 31	1.4045	1.2530	1.3250
Quarter ended June 30	1.4303	1.2921	1.4033
Quarter ended September 30	1.4790	1.3884	1.4640
Quarter ending December 31 (through November 10, 2009)	1.5033	1.4545	1.4993

License Agreement

     The Index Sponsors and Eksportfinans ASA have entered into a non-transferable, limited, non-exclusive license agreement granting Eksportfinans the right to use the Index in connection with the issuance of certain securities, including the notes.

     STOXX and Dow Jones have no relationship to Eksportfinans ASA, other than the licensing of the Dow Jones STOXX® Mid 200 Index and the related trademarks for use in connection with the notes.

     STOXX and Dow Jones do not sponsor, endorse, sell or promote the notes, nor do they recommend that any person invest in the notes or any other securities. STOXX and Dow Jones do not have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes. They do not have responsibility or liability for the administration, management or marketing of the notes. Furthermore, STOXX and Dow Jones do not consider the needs of the notes or the owners of the notes in determining, composing or calculating the Dow Jones STOXX® Mid 200 Index or have any obligation to do so.

     STOXX and Dow Jones will not have any liability in connection with the notes. Specifically,

  STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
    The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Dow Jones STOXX® Mid 200 Index and the data included in the Dow Jones STOXX® Mid 200 Index;
    The accuracy or completeness of the Dow Jones STOXX® Mid 200 Index and its data;
    The merchantability and the fitness for a particular purpose or use of the Dow Jones STOXX® Mid 200 Index and its data;
  STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones STOXX® Mid 200 Index or its data;
  Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between Eksportfinans ASA and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes (the comparable yield). You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regime to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Possible new administrative guidance and/or legislation. On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of       , 2009 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,       , 2009 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.